UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Because Learning, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Utah

    Date of organization
    August 5, 2014

Physical address of issuer
1318 East Bent Pine CV, Draper, Utah 84020

Website of issuer
https://www.becauselearning.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
September 28, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$171,281.30	$232,501.08
Cash & Cash Equivalents	$1,087.29	$14,834.00
Accounts Receivable	$129,868.01	$202,125.00
Short-term Debt	$502,444.68	$282,822.57
Long-term Debt	$488,607.49	$2,007,371.32
Revenues/Sales	$272,601.50	$258,644.30
Cost of Goods Sold	$109,877.94	$182,042.78
Taxes Paid	$912.31	$3,635.48
Net Income	-$649,839.76	-$936,680.92

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 11, 2018

FORM C/A

Because Learning, Inc.



Explanatory Note

Because Learning, Inc., (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on August 15, 2018 (the "Form C"). This Amendment is filed to add a webinar transcript (Exhibit A).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sunny Washington
(Signature)

Sunny Washington
(Name)

Director, Chief Executive Officer, President, Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sunny Washington
(Signature)

Sunny Washington
(Name)

Director, Chief Executive Officer, President, Secretary
(Title)

September 11, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Peter Platzer
(Signature)

Peter Platzer
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Peter Platzer
(Signature)

Peter Platzer
(Name)

Director
(Title)

September 11, 2018
(Date)

EXHIBITS
Exhibit A   Webinar Transcript

EXHIBIT A
Webinar Transcript

Sunny Washington: I'm Sunny Washington, CEO and co-founder of Because Learning ... Materials to the classroom. One of the big reasons why we do that and I'm just gonna go through the deck and right now we see the legal notice. But when you think about technology and how it's been evolving over the last several years, there's literally very few jobs that don't touch technology today. We're integrating it into our everyday lives and when think about that, who are the students who are gonna be doing the jobs that fix self-driving cars, who are the ones that are gonna be fixing smart refrigerators and things like that.

It becomes very clear to us that our students are really not prepared for the jobs that are of the future. What we are all about is preparing getting those students prepared for that. If you look at our science programs today in schools, traditional science programs, they haven't changed. I look at my 12 year old daughter's science classroom and she's virtually learning science the same way I did. But as we recognize that things are changing, especially in the United States, schools are moving to what they call the next generation science standard. It's really a different way, it's a whole new model of looking at the way they teach science. When you do that, although it's great to set those standards and great to get people on the latest standards and being able to teach to that, the reality is when you bring that into the classroom it can be incredibly disruptive and not in a good way for a lot of times. Because teachers are busy, they're undervalued, they have a lot to do, there's not great curriculum, things like that.

What we really focus on at Because Learning is trying to help the teacher. We feel like if we can help the teacher then we know that students will get this program in their schools. A lot of that ... The attention of our product is geared to make it easy for the teacher to implement this in the classroom.

The way we do that is we have an online platform, this contains about 150 different lesson plans that are all tied to the standards that they already have to teach. It's really designed to be interactive and hands on for the students to make it engaging for them, but they get to work with real tools, solve real problems, look at real phenomenon by collecting their own data using our sensor kit. Our sensor kit, we'll talk a little bit about it and showcase what that looks like. But our sensor kit has a different sensors on there doing things like measuring UV light, temperature, acceleration, things like that so that students can collect their own data. What we hear from our customers is they love the fact that students can collect their own information and that they have some own-ness of that. Then they're doing some problem solving, they're actually inventing new things, they're doing a lot of critical thinking and we really love that they're very hands on with these real scientific tools.

The three markets that we go after are teachers and parents, schools and districts, and international. We go out to these markets a little bit differently because each one is unique. For teachers and parents we offer a subscription model, so for as little as 18 dollars a month they can come and buy a kit and get a subscription to our lesson content. We have hundreds of these subscribers all over the world that have been participating. Really what we wanted to do is give parents the opportunity to give this to their students because there's a lot of parents that are interested in getting their students ahead of the curve or getting them ... In the summertime to prevent that brain drain, they're actually doing something that's fun, but also educational.

Also, lowering the barrier for teachers. If teachers just wanna try it out, they can go in and try it and then decide if they want to implement it in a classroom. We have a really good example of that with one of our customers in California that bought as a teacher and then ended up buying for their whole school. That's the behavior that we like to see.

For schools and districts, we sell site licenses and we use our direct sales team to do that. What they typically do is they work with a curriculum director or a STEM coordinator if they have one at a school or district level to bring this is. Then we work very closely with the teachers on staff to do some professional development and make them feel comfortable with the technology. For our international expansion strategy, we work with partners. We have distribution partners set up in the Middle East and China. We like to leverage partners that already have a presence in a country rather than us having to set up offices all the time and set up teams everywhere. We recognize that this is a great way to leverage a channel that's already existed. I'll talk a little bit more about that.

In terms of the market size, STEM is huge. There is not a parent really that doesn't want their kids to not learn coding, not be more scientifically minded. As a result, we're seeing that US schools and districts are purchasing over a billion dollars in STEM resources. We expect the worldwide tech market to be worth over 41 billion by 2022. What we're seeing is that a very small fraction of the classroom is digitized, not that technology tools was the only focus, but the way that we differentiate ourselves is we're bringing content and resources to make it actually usable. We're just not selling something and then saying I hope you use it, we really wanna integrate it into the true classroom environment so that they are in every day.

For this campaign, we're really raising capital because we are excited about the opportunity in China. The Chinese government is spending up to 30 billion in tech startups by 2020 and so it's just a massive market out there. One of the big things in a country like that, parents are spending up to 70 percent of their disposable income on afterschool programs, English language programs, anything to give their students a leg up. Very early on we had a lot of interest from partners in China that wanted to bring our STEM programs. Kevin and I actually made a trip out there last January, we signed two partners on, Aerospace Maker and also [inaudible 00:06:35] Education and they are partners and we're actually talking to a few others as well. They're attempting to distribute our products in country. That's really the catalyst for the reason why we're raising money today is so we can fund this expansion.

Now, as you know, there's a lot of STEM tools out there. You probably see it in the toy aisles at Target, you're probably seeing the things on boxes and things like that. But we really wanna differentiate ourselves, there is this toy market, which we thing is very saturated and that's not an area that we're interested in playing in. It's primarily designed for younger kids, ones where they might play with some robotics, it's very consumer heavy and they can be quite expensive. Then you have the other gamut of traditional science classrooms where they're doing textbooks and it's boring and you don't do a lot of hands on and you're not working with real technology. We really see us being kind of in the middle of that. We're about making STEM interesting and fun, but they are working with real tools, they are working with true educational content that makes it usable in the classroom versus a toy that might get used a couple times and then never touched again. That's where we have seen our sweet spot and that's where our customers appreciate the fact that we've had that focus on the education piece.

In terms of team history and the company history is we actually launched our company at Ardusat in August of 2014. We connected with a company out in the Bay area called Spiro Global and we were their exclusive education partner to do experiments in space. That was really kind of the catalyst of how do we get kids interested in STEM, let's give them access to space. That was really an incredible opportunity, but as soon as we got into the classroom it became very clear that teachers were just interesting in looking ... Not only interested in space, but they wanted just great science content. How do I teach coding, I don't know how to do this, I'm not a computer scientist, how do I do that. We started to expanding our offering and be a little bit more broad and offer curriculum that was just general STEM based. We still do the space program, in fact, we've done dozens of experiments to share. It's been something that we're very, very passionate about, but we also recognize that we need to get all these schools upgrading their STEM programs and then lead them on to a space program. We rebranded in 2017 as Because Learning to reflect the broader STEM offering.

In terms of our key milestones today, you can see the different logos of schools, high quality schools that we work with. In the US we also have a partnership with UC Berkeley and the Lawrence Hall of Science, who are using our platform to work with students in the Oakland area. We have over 40 thousand users, we have a high retention on our platform. The other interesting thing is we've always had a strong international interest, so we've actually shipped our kits to about 30 different countries and with that, we see other opportunities to expand beyond China.

In terms of our financials, you can see kind of our historical revenue. You'll see that in 2016 and 2017 there wasn't as big of a jump in revenue as we'd like to see, but let me note there that we were really more focused on the hardware aspect of our company and really felt that we needed to shift and focus on the software side. We built up our learning platform, our lesson platform and we now charge a subscription for that. With that ... It brings us a stronger revenue stream that is recurring. We felt like that was a good thing to do so that we could excel from there. We've raised about one point eight million through angel investors and institutional capital including [inaudible 00:10:41]. Then we also have some notable angel investors like the former CEO of McGraw Hill and a co-founder of Instructure, which builds a learning management system that went public in 2015.

In terms of our future expansion plan, like I said, we're gonna be expanding in China and that's really the catalyst. We already have an existing distributor in the Middle East and we'll look to expand in that area. We wanna leverage our lesson platform because it's quite powerful, all the lesson content that we have there that it can house. In order for us to be used effectively in the classroom, it'll be important for us to integrate other systems into the platform for easy access, things like single sign on and authentications and things like that. That's on our roadmap to do as well.

In terms of the team, I myself ... I've been in ed tech since 2001. I'm very passionate about this market, just recently before I started Because Learning, I was at a company called Instructure where we built a learning management system and as I mentioned it went public. Everybody on the team has some education background. Kevin, our CIO and co-founder, he was also at Professional Education Institute where they brought adult learning through [inaudible 00:12:04] management system. We have Lindsey Henderson, who's our learning content manager and she has spent nearly 15 years in a classroom as a math and science teacher and she's the reason why we have such great curriculum is because she's built exactly what she would want in the classroom. We have Alex Boyd who's our software engineer and who was also at Instructure as well. He's also on the board of the local Makers Club here in Salt Lake City. Really we've got a great group that not only is very familiar with education in the classroom, but a group that's very passionate about bringing these technologies into the schools.

In terms of our investors, I talked a little bit about this, but you can see some of the other investors that we have including Space Florida, we've worked with MicroVentures before. Spire Global is our satellite partner and they also are an investor in the company as well.

That's the end of the pitch deck. I think we wanted to show just a little bit of the hardware. You can see here ... I don't know Kevin do you wanna ...

Kevin Cocco: Sure. We have our kit, which is as Sunny mentioned hands on. One of the stars of the show is that sensor board that Sunny talked about. On this sensor board, this is actually a design that was started by Spire Global and it's actually a design that [inaudible 00:13:30] up on satellite on space. But we have eight different sensors on here, we have light sensors on the front, luminosity and ultraviolet lights and red, green and blue sensor and an infrared heat detection sensor. On the back side we have all of our movement sensors, a magnetometer, [inaudible 00:13:48], a gyro and all those are in the XYZ coordinate system. You can get a ton of really interesting data and phenomenon that we built science experiments around.

We also have included a little LED display. This allows us to do really simple hello world and knock-knock jokes. Also, you can take the same data that you're collecting on your sensor and have the output come on to your display. This is all built around the classic Arduino system, which is really used in art and science, it's used in engineering courses throughout the world. We have inputs and outputs here, so we have a lot of interesting things for starting off with the classic blinking LED and we also have output for buzzers, we have buttons, we have different things in the kit that can make it really interesting and hands on for the students to have engaging experiences.

What we'll do is we'll include a live demo that we'll put on to the recording on this in the future.

Sunny: Any questions?

Roberto Gutierrez: Thank you guys so much. We have a few. Let's start with how does Because Learning products differentiate itself from other STEM products?

Sunny: The way we look at the market is there is a lot of STEM tools out there, but they may not necessarily be education focused, they might be more fun or consumer focused. Think of a robotics type tool, which is great and students can definitely use that in the classroom and learn something, but then what happens to the teacher is they have to come up with curriculum, they have to come up with how this integrates with the standards that they already have to teach or that they're mandated to teach. Then you start to put a lot of the burden on them. We see a lot of STEM companies that are consumer first and then education's kind of an afterthought and we've really been all education focused first. Building in the teacher guides and all the lesson materials and the integrations that they need to have to make it easy in the classroom and that's really where we specialize.

Roberto: Very nice. The next question we have here is what are your expansion plans outside of China? I know you talked a lot about how you're going into China, how it's a big market, are there other markets, STEM seems like it could be global, but is there expansion elsewhere?

Sunny: There certainly are expansion plans outside of China. We choose to focus on this area because of the big market opportunity. But a lot of the work that we're doing with the technology allows us to leverage that and localize in other languages very quickly. We've actually been approached by distributors in South America and other parts of Asia. We will pursue those opportunities when it makes sense for us, but we really want to ... Being the size of team that we are, we really want to make sure that we do China right and I don't think there's any shortage of opportunities there and then look at expanding in other areas.

Roberto: That's awesome. [inaudible 00:17:07] the start of a couple companies and much of the advice I always get is to focus, focus, focus. I love the response, love the focus, it's super smart. Sort of along those lines, what is the presence in the US look like and how do you plan on expanding that strategy or how does the sales plan seem to work in what's going on now in the US?

Sunny: Sure. Most of our revenue comes from schools in the US. We definitely ... It continues to be a big focus for us. We work with schools and districts and a lot of the programs that we have been working with, we do have some customers that have been with us three years and going very strong. Then we have some that started out with one classroom, one teacher and they're expanding on there. For the US, we believe in a direct to sales strategy because we wanna be close to our product and be able to talk to our customers and identify where we need to make improvements. With that we leverage that expertise into other countries like China because when China's looking at STEM programs, they really wanna know what the US is doing because they were so far ahead in the classrooms when it comes to these types of programs. In terms of sales strategy for us it's continuing to grow the word of mouth, continuing to grow our school deals into district deals. For example, we have a district that we work with, we signed on three schools in the first six months and then it went to all 30 schools the following year. That's exactly the model that we wanna follow is you might get in with one school, but then expand into the district.

Roberto: That's super cool. I love the ... For me, math has always been seen as a universal language. I'm a linguist so at heart, math and language are tied very closely. I think it would be really fascinating to see the same STEM information being used in China as it is in the states and perhaps having students learning together across those borders.

Sunny: Absolutely. We've got some really great ideas to connect these classrooms across the ocean.

Roberto: Very cool. Again, back to the startup here, when people are looking to invest, what is most important often is the team. I know you talked about it a couple slides ago, but what about your team really separates you from everyone else?

Sunny: I think one of the big things is that we have a lot of experience just working with the classroom. I think it's very important that anytime you do a company that you really understand the customer. We have decades of experience combined of spending time in that classroom. The other thing is we love this market. I think that's incredibly important as well is that we recognize that just handing teachers technology doesn't do them any favors, we have to really show them how to use it and how to integrate it into the classroom. Then when we get to see students using it and they tell us this is the best day of the year, that gets us really excited. We love serving the market. But we have a lot of expertise from teaching to actually selling into this market to developing products for this market and that really is one of the true advantages we have here.

Roberto:	That's amazing. Do you guys have ambitions to pursue a direct to consumer market? You mentioned your teachers, you're familiar with that world, that industry, but I'm sure this is something parents would love to ultimately get their hands on.
Sunny:	We tried ... We've done a little bit of that and it was more of an experiment and we'll continue to develop our strategy around that. It's a subscription model and they can come in and buy a monthly or a quarterly or an annual subscription. We saw some pick up around for example, the holidays, which was great. What the intent for that is that ... School buying can be somewhat seasonal. They buy usually in Q2 for the following school year, so this will help ... By pursuing some of this consumer piece is this will help us manage the ebbs and flows of kind of the revenue flow that we get with the school buying season.
Roberto:	That's fantastic. I hope that Indiegogo gets one, but I think it would be distracting for our entire team and all people would do would run little experiments at their computer. Thank you both for your time. Look forward, this will be posted again on Because Learning's offering page, which you can find on microventures.com. If you have any questions, we'll follow up with you afterwards, otherwise, thank you so much to Kevin and Sunny and I hope everyone has a great day.
Sunny:	Thanks so much.
Kevin Cocco:	This is Kevin Cocco. This is a continuation of our Indiegogo webinar. This is a live product demo for everybody. What we're looking at here is that sensor board that we talked about, so again, eight different sensors, this is kinda the star of the show and then we also have a great little display here. These are easily connected to our Arduino clone. What we'll look at here is ... I just wanna look at quickly too ... We also in the kit have the classic maker type of fun outputs like LEDs and we have output like a little Piezo speaker for doing sound experiments. We have some fun inputs like buttons and potentiometers and photo resistors and stuff like that. We find a lot of the classroom experiences are actually just really leveraging collecting phenomenon off this space board and using the display.

Let's go ahead and just do a quick demo of how this works. What we're looking at here is becauselearning.com, just our public website. If you get to lessons you can see our search screen right here and you can see that you can search by the different phenomenon and sensors that we have on our boards, accelerometer, gyroscope, magnetometer, infrared, luminosity, ultraviolet light and red green blue light detection. You can look at all the different types of experiments and lessons that are related to the phenomenon and experiments around those different sensors. We also have the different type of grade levels and subjects. We have these categorized: earth and space and life sciences, chemistry, physics, coding, engineering and math. |

What I'm gonna do is quickly show you an example in our quick start guide. You can see kind of all the different components that we have in our kit. Battery included ... The nice thing about these small Arduinos is once you load your program on there, a nine volt battery and you can actually run this untethered from a computer, do experiments out in the field. We have the C Duino, we have a little video, here's the hookup guide, just simply plug in both of these into the easy grove connector ports. Here is a diagram showing the different sensors that we have on our space board and where they're located. Some kind of probing questions that we have in our curriculum usually.

What we're looking at is some code. This is a pre-written program and a lot of our lessons, this is the way they are, they have a program. Generally you're gonna find most students come down and they're just gonna run the program, see what happens. In this case what we're doing is I hit the run on Arduino button, what that's doing is it's flashing this program and it's sending it over and now the Arduino is running a custom program that we just flashed onto there.

For this I'm gonna go ahead and connect to the Arduino and see what kind of data we're collecting. Now we're looking at live data coming off of the Arduino. You have the ability to go in and actually start recording and create a dataset. In this case what we're gonna do is do a quick experiment. We have infrared temperature here and we have luminosity temperature here on the right, we can see those values here on the bottom. I'm gonna go ahead and hover my hand just over the top of this sensor, sure enough we see a cause and effect. Now I move my hand away and we see another cause and effect. What do we think is happening. We can start with a hypothesis with the students and ask them what do we think is gonna happen to infrared and luminosity and then we run the test. In this case, it's detecting the infrared temperature off our hand and we move it away and you can see the luminosity coming up. Kind of interesting is this little infrared temperature sensor is ... I just saw there was a plane that came from Dubai and they were testing all the temperatures of the people as they were coming off the plane and they used a little temperature sensor just like this.

This is an example of how we were able to go in, flash a new program on here, collect data, run an actual real basic experiment here having to do with infrared temperature and luminosity. That's just as easy as it is in our platform.

What I wanted to show was ... Let's go up and look at sound waves. I'm gonna pull it up. I think one of the interesting things about our platform took is it's really designed for educators first. If we look through here, we have the display, the information, we have acoustic waves and how they work, the explanation. Then when we get down to the bottom what I wanna show you is at the bottom of this curriculum you can see that we have our lesson guide. Educators find this super useful. We have an overview of the lesson, the grade level, group size, vocabulary, that's important. A little pre work and then we have ... I think this is really great feature that we have in our guides is a little snippet that you can clip out and send it to the students' parents, so when they're around the dinner table they can actually ... Rather than what did you do today it could be actually a kind of in depth question, what did you learn about sound waves and what does a PSO speaker do and different type of diving questions like that. We have essential questions and learning objectives and inquiry guidelines. We're also a strong believer in NGSS and we have all that mapping here at the bottom.

What I'm gonna show is ... Let's look at those other lessons. One of the things that we showed just briefly was how to do displays with the hello world. On there it said Indiegogo, but this was a really fun one for very beginner students getting their first taste of coding. This is how you would load a sketch or a program on this Arduino. We have them just run this program, when they run the program it says hello world on that display. We just asked the students how do you think you would change this program to display your name. Generally it's kind of easy pattern matching you could see it says hello world here and sure enough I can type in Kevin and hit run on Arduino and what it's gonna do is flash that in. This could be one of the first times that a student is actually coding. They're in there, they're editing this code and then they hit run and then they see that experience of seeing their name on the display. It's kind of also like the blinking light on an Arduino and it's a great starting exercise for students. We wanted to keep this quick and I'm gonna end it at that. Thank you for your time.